Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.1	Overview	2
1.1.1	The I-M Project, California	4
1.1.2	Buckskin Rawhide Property, Nevada	7
1.1.3	Stewart Property, British Columbia	8
1.1.4	Rozan Property, British Columbia	9
1.1.5	Market Trends	10
1.1.6	Golden Bear Ceramics Company	10
1.2	Selected Annual Information	11
1.3	Results of Operations	12
1.4	Summary of Quarterly Results (Unaudited)	17
1.5	Fourth Quarter (Unaudited)	18
1.6	Liquidity	19
1.7	Capital Resources	21
1.8	Off-Balance Sheet Arrangements	26
1.9	Related party transactions and balances	27
1.10	Proposed Transactions	27
1.11	Critical Accounting Estimates	27
1.12	Critical accounting policies and changes in accounting policies	28
1.13	Financial Instruments and Other Instruments	30
1.14	Management of capital	32
1.14.1	Other MD & A Requirements	33
1.14.2	Additional Disclosure for Venture Issuers without Significant Revenue	33
1.14.3	Disclosure of Outstanding Share Data	33
1.15	Other Information	34

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The following information, prepared as of April 29, 2011, should be read in conjunction with the audited annual consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

All schedules and tables within this Quarterly and Annual Report are extracted from or derived from information in the Company’s annual consolidated financial statements as noted above.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated.  Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced.  Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate,   such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1

Overview

Emgold is a mineral exploration and mine development company.  The main focus of the company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”).  The Idaho-Maryland Mine was discovered in 1851, was in production from 1862 through 1956, and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons of ore, for a recovered grade of 0.43 ounces of gold per short ton.  The Company intends to obtain all necessary permits for dewatering, exploration, construction, development, re-opening, and reclamation of the Idaho-Maryland Mine.  The permitting application is based on development of up to a 2,400-ton per day mining and processing operation with potential to produce over 250,000 ounces of gold per year.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company is currently in the process of completing an Environmental Impact Report (“EIR”) to reopen the Idaho-Maryland Mine.  The City of Grass Valley is the Lead Agency and permitting is being completed according to the California Environmental Quality Act (“CEQA”).  Upon completion of the EIR, the Company will obtain a Conditional Mine Use Permit (“CMUP”) and other operating permits to reopen the Idaho-Maryland Mine.  The Company anticipates the completion of the EIR and receipt of the CMUP for the I-M Project during 2011 or early 2012, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

The Company also has a portfolio of early to middle stage mineral exploration projects including the Buckskin-Rawhide Property in Nevada, the Stewart Property in British Columbia, and until January 2010, the Rozan Property in British Columbia.  The Rozan Property is currently subject to a lease and option to purchase agreement with Valterra Resource Corporation.

In addition, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding.  These products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits.  The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

The following is a brief summary of the Company’s activities during 2010:

•

Emgold continued with the EIR process related to the Idaho-Maryland Mine.  During 2010, the Company worked on making several modifications and clarifications to the Project Description for the Idaho-Maryland Project.  Emgold plans to submit 2011 Revised Project Applications to the City of Grass Valley in May of 2011, with these modifications and clarifications incorporated into those documents.  The purpose of the 2011 Revised Project Applications is to eliminate or reduce potential environmental impacts identified in the 2008 Draft EIR and through public comment associated with Draft EIR and the Company’s Community Outreach Program in Grass Valley, It is expected that the modifications will result in the requirement for a Revised Draft EIR to be completed, to ensure adequate public comment and analysis of the modifications as part of the CEQA process.  This decision to complete a Revised Draft EIR will be made by the City of Grass Valley after submittal and review of the 2011 Revised Project Applications.  Subsequently, it is expected that the Final EIR will be completed in late 2011 or early 2012.

•

The Company completed a lease and option to purchase agreement for its Rozan Property, British Columbia, with Valterra Resource Corporation.  Valterra agreed to lease the property for a five year period for a total cumulative payments of Cdn$200,000 in cash, 350,000 shares, 350,000 five year warrants, and Cdn$1 million in work commitments.

•

The Company extended its lease and option to purchase agreement on the Idaho-Maryland Project property with the BET Group for an additional two years to February 1, 2013.  All lease payments related to the agreement are current as at December 31, 2010.  Payments for the extension period will be $30,000 per quarter.  Fifty per cent of the quarterly payments for 2010 were deferred, lowering the quarterly payments from $60,000 to $30,000 per quarter.  The deferred balance of $120,000, subject to an interest rate of 5.25%, will be added to the purchase price of the property and mineral rights, the first purchase payment being due February 1, 2013.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

•

The Company completed a number of cost cutting measures in order to reduce its corporate and project overhead costs.  This included reductions in workforce, consolidation of positions, movement of some full time employees to part time contract work, and relocation to new offices and warehouse space in Grass Valley.  Estimated cost savings exceeded $600,000 per year.

•

A debt settlement of accrued dividends on preference shares and conversion preference shares to common shares was completed, removing $1.2 million in liabilities from the Company on the conversion to equity.

•

The Company completed a debt settlement with two creditors by issuing 608,135 common shares at a deemed value of $0.25 to settle outstanding debt of $152,034.

•

Emgold completed two tranches of a private placement, closed in April, 2010 for the issuance of 3,000,000 commons shares at a price of $0.25 per share, to provide gross proceeds to the company of $750,000.

•

Emgold completed two tranches of a private placement, closed in September and October, 2010 for the issuance of a total of 12,499,998 common shares at a price of $0.14 to provide gross proceeds of approximately $1,750,000 to the Company.

•

The company completed a non-brokered private placement financing in December, 2010 consisting of 2,272,727 flow-through units (the “Units”) at a price of Cdn$0.22 per unit for gross proceeds of Cdn$500,000 to be used for exploration on its properties in Canada.

•

Emgold’s loss for the year ended December 31, 2010 (“fiscal 2010”) was $1,080,206, or $0.05 per share, compared to a loss of $2,385,996, or $0.14 per share in the year ended December 31, 2009 (“fiscal 2009”).

•

During fiscal 2010, cash used in operations was $1,867,587 compared to $717,663 in fiscal 2009.

•

Exploration expenditures (net of recoveries) of mineral property interests totaled $670,491 in fiscal 2010, compared to $1,175,520 in fiscal 2009.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2010, with the 2009 expenditures in parentheses: Idaho-Maryland - $670,657 ($1,187,628); Buckskin Rawhide - $5,185 (Nil); Rozan – recovery of $1,197 (recovery of $4,551); and Stewart – recovery of $4,154 - (recovery of $7,611).

The Company’s primary focus is the I-M Project.  The Company anticipates the receipt of the CMUP for the I-M Project in late 2011 or early 2012, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

1.1.1

The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851.  It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold.  It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property.  Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project.  The BET Agreement, subject to a series of extensions, covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with the Idaho-Maryland Project.  Emgold owns certain other mineral and surface rights associated with the Project.  The BET Agreement has been extended from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.  The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing.  At December 31, 2010, the Company was in compliance with all the terms of its option to purchase agreement on the Idaho-Maryland Mine.

Under the previous lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010.  For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter.  The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totalling $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013 in the event that the Company exercises its option to purchase the I-M property.  The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the advanced stage of the permitting process for the I-M Project and believes it has developed a good working relationship with all stakeholders in the local communities. The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA and SMARA processes for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by I-M staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City completed an Initial Study on January 8, 2008 and commenced preparation of the Draft EIR.

The Draft EIR was prepared by the City of Grass Valley and its consultants.  It was submitted for public comment on October 30, 2008. The public comment period was completed January 20, 2009.  Public and agency comments obtained in the public comment period were categorized and reviewed.  Meetings were held with various state agencies to review their comments on the Draft EIR.

Subsequent to these meetings, Emgold elected to make certain modifications to the Project Description for the Draft EIR.  The Company is currently working on a revision to the Project Description for the project.  The revision will include elimination of discharge into the South Fork of Wolf Creek from the New Brunswick site and elimination of the water treatment plant at the New Brunswick site.  Instead, a raw water line will be constructed under East Bennett Road and water will be pumped from the New Brunswick site to the Idaho-Maryland Site and to the water treatment plant located there.  Water will then be discharged into Wolf Creek after treatment.  The revision will also include the clean-up of historic tailings on site which was not included in the scope of the Draft EIR.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

Upon submission of the changes to the Project Description, a Revised Draft EIR may be required (and is expected) to allow public comment on any revisions followed by completion of the Final EIR.  The pace of work in permitting the Idaho-Maryland Project has been affected by availability of funds and work has been adjusted based on funding available.  The Final EIR is anticipated by the Company in late 2011 or early 2012 and it is expected that the CMUP may be issued by the City within 120 days of the Final EIR being completed.

During the year, the Company successfully completed the site investigation and remediation action for removal and cleanup of underground diesel and gasoline fuel tanks that were associated with operation of the historic Lausman Lumber Mill, formerly located on the Idaho-Maryland Property. Idaho-Maryland Mining Corporation ("IMMC"), the 100% subsidiary of Emgold, received notification from the California Regional Water Quality Control Board, Central Valley Region, that no further action is required with the State.  Work has included soil sampling, installation and monitoring of ground water wells, contaminated soil removal, and backfilling of the tank excavation.

There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.  The Company has commenced work on final operating permits and other agreements, subject to available financing, to allow granting of these as quickly as possible after the EIR is completed.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by Atna Resources Ltd.) have recently returned to operations in California.  Sutter Gold Mining Inc. is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Solidad Mountain Project in California.

An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures. The Company has an extensive Community Outreach Program in Grass Valley to allow to inform the public about the project and to listen to their concerns.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.1.2

Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to 46 unpatented mineral claims totaling 920 acres called the Buckskin Rawhide Property, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.  An additional 49,424 shares were issued in December 2010 in satisfaction of the second option payment required under the agreement.  In April, 2011, the Company staked an additional 6 unpatented mining claims totaling 120 acres, increasing the total property package to 52 claims and 1,040 acres.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Rawhide Mine, a gold/silver mine owned and operated by Rawhide Mining Company.  It was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production of 1.4 million ounces of gold and 10 million ounces of silver between 1990 and 2004.It is also adjacent to the Regent gold-silver Property, owned by Pilot Gold Corporation.  The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company and has 580 holes, mostly reverse circulation.

The Buckskin Rawhide property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes.  Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

In 2010, Emgold completed rock chip sampling and grab sampling of the Black Eagle vein area of the Buckskin Rawhide Property.  Sampling results were announced in Emgold’s January 12, 2011 news release and included very high grade chip samples, including the best sample averaging 9.00 ounces per ton gold and 17.58 ounces per ton silver.  A high-grade mineralized shoot was delineated in the Black Eagle vein, about 300 feet in strike length.  Emgold believes the property has potential for discovery of both high-grade and bulk disseminated gold and silver mineralization.

Emgold’s lease and option to purchase agreement is with Nevada Sunrise LLC, a private company located at Auburn, California.  The Property is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.  This part of the Buckskin Rawhide property is currently 75% owned by Nevada Sunrise LLC, and 25% owned by Maurice and Lorraine Castagne.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

Year	Advance Royalty Payment
2009	$10,000 (1) (paid in common shares)
2010	$10,000 (1) (paid in common shares)
2011	$10,000 (1)
2012	$20,000 (1)
2013	$40,000 (1)
2014	$60,000 (2)
2015	$60,000 (2)
2016	$60,000 (2)
2017	$60,000 (2)
2018	$60,000 (2)
2019	$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of $250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5% Net Smelter Royalty (“NSR”) on production from the property.

1.1.3

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.

The Stewart Property is a middle stage exploration property.  It is located in a region of historic mining activity, and is part of a large geologic trend of tungsten, molybdenum and gold mineralization.  This trend includes Emgold’s Rozan Property, Valterra Resource Corporation’s Toughnut and Star Properties, Anglo-Swiss Resources Incorporated’s Nelson Property, and Sultan Minerals Inc.’s Kena Property (see map of Rozan and Stewart Properties, British Columbia).

The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects.  The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit.  Much data is available from those programs to use in future exploration.

The companies that explored the Stewart Property were seeking specific metals.  In general most of the work was focused on exploring for tungsten and base metals from the 1940’s through the 1960’s.  A relatively minor amount of gold exploration was completed in the late 1980’s and 1990’s.  Emgold’s assessments considered all of those metals.

Emgold acquired the Stewart Property from Jack and Eric Denny in the year 2001.  Emgold originally optioned the property for its gold potential but eventually conducted exploration for any previously discovered metals.  In 2001, Emgold conducted soil geochemistry sampling to verify prior historic work, and in 2003 Emgold added airborne geophysics (magnetic, resistivity, and electromagnetic).  In 2005, Emgold completed a 6-hole diamond drill program totaling 404.47 meters of NQ size core and in 2006 five more holes were drilled.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

  That program included rock and soil sampling and the results indicated that further work on the property was warranted and that the other areas of the property were deemed to have potential for tungsten, and silver-lead-zinc mineralization.

In 2007, Emgold conducted a trenching and diamond drill program over several areas of the property.  A total of 28 trenches and 30 diamond drill holes (3,338 meters of 10,950 feet of drilling) were completed on the property, and 339 trench samples along with 1,285 BTW size core samples were obtained and shipped to a laboratory in Vancouver, BC for analysis.  The results of this program further defined the presence of gold and tungsten-molybdenum mineralization on the property, and produced more evidence that Stewart had significant potential.

Emgold believes that the Stewart Property has very good potential to host a large mineral deposit, but a large-scale exploration program will be required to adequately make this assessment.  This program would require deep drilling to test for mineralization at depths greater than previously assessed, and might require more geochemistry or geophysics to define exploration targets.

In December 2010, the Company completed a Cdn$500,000 flow through financing to conduct exploration activities on the Stewart Property during 2011.

1.1.4

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.

The Rozan Property is an early stage polymetallic exploration property in the same geologic trend as the Stewart Property.

Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results.  The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

On January 14, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra.

The Agreement calls for cumulative work commitments of Cdn$1,000,000 over five years, with a commitment of Cdn$50,000 in 2010, Cdn$200,000 in 2011, and Cdn$250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000 (received)	50,000 (received)
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000

Subsequent to the year ended December 31, 2010, Emgold and Valterra agreed to an amendment to the agreement whereby Valterra requested, and Emgold agreed, to accept securities of Valterra in satisfaction of the Year 1 cash payment of Cdn$30,000.  In February 2011 Emgold received the shares and warrants as specified in the agreement, and 600,000 units of Valterra in satisfaction of the Cdn$30,000 cash payment.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

One unit of Valterra is comprised of one common share of Valterra and one warrant to acquire one additional share at an exercise price of $0.10 per share for a period of 24 months from the date of issue.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

Under the Agreement with Valterra, should the Company elect to acquire two thirds of the net smelter returns royalty (“NSR”) currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

1.1.5

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce; $972 in 2009, $1,260 in 2010 and has averaged approximately $1,406 per ounce to April 29, 2011.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at December 31, 2010, the Company determined that impairment indicators existed based on the Company’s continued ability to raise financing and caused significant changes in the work programs. The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditure and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

1.1.6

Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These products are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

  Emgold plans to spin off this technology to a third party to allow its commercialization.  Plans are to construct a plant using the process developed by Golden Bear at the Idaho-Maryland Project in Grass Valley, CA and permitting to construct and operate a plant are included in the applications for the Project and are being evaluated as part of the EIR.

Golden Bear entered into an agreement with Ceramext LLC in 2003 to develop and commercialize a hot vacuum extrusion apparatus developed by Ceramext LLC.  This agreement was terminated on May 7, 2009.

1.2

 Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2010	As at December 31, 2009	As at December 31, 2008
Current assets	$ 1,115,417	$ 32,195	$ 591,302
Mineral property interests	1,087,420	1,067,707	984,933
Other assets	46,598	36,467	66,370
Total assets	2,249,435	1,136,369	1,642,605

Current liabilities	587,664	1,912,403	607,269
Preference shares	--	727,674	621,232
Capital lease obligation	4,737	13,306	19,280
Shareholders’ equity (deficiency)	1,657,034	(1,517,014)	394,824
Total shareholders’ equity and liabilities	$ 2,249,435	$ 1,136,369	$ 1,642,605
Working capital (deficiency)	$ 527,753	$ (1,880,208)	$ (15,967)

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.3

 Results of Operations

	Years ended December 31,
	2010	2009	2008

Expenses
Amortization	$ 14,214	$ 30,813	$ 43,946
Accretion of debt portion of preference shares	4,471	6,250	12,933
Golden Bear costs	--	92,340	447,809
Exploration costs	670,491	1,175,520	2,586,625
Foreign exchange loss	46,475	185,807	193,301
Finance expense	32,413	57,995	54,661
Legal, accounting and audit	99,012	197,977	153,440
Management and consulting fees	68,763	111,109	189,249
Office and administration	168,903	237,233	337,821
Recovery on sale of equipment	(48,788)	--	--
Salaries and benefits	178,913	172,009	336,918
Shareholder communications	82,272	120,078	194,033
Stock-based compensation	300,647	963	175,732
Travel	1,179	1,315	32,654
Loss for the year before other items	1,618,965	2,389,409	4,759,122
Recovery of provisions for doubtful accounts	(305,432)	(77,045)	321,839
Gain on settlement of preference shares	(155,869)	--	--
Gain on settlement of debt	(77,197)	--	--
Write-down of mineral property interests	--	75,169	--
Interest income	(261)	(1,537)	(63,537)

Loss and comprehensive loss for the year	1,080,206	2,385,996	5,017,424

Loss per share – basic and diluted	$0.05	$0.14	$0.32

Weighted average number of common shares outstanding	23,453,214	16,495,240	15,730,472

Total common shares outstanding, end of year	38,552,444	16,894,310	15,751,987

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

Fiscal 2010 compared to fiscal 2009

In the last quarter of 2009 and the four quarters of fiscal 2010, the Company took a number of steps to significantly reduce operating expenses on both a corporate and a project basis.  This included reduction in personnel and reduced work weeks for certain employees, downsizing of office and warehouse space in Grass Valley, renegotiation and deferral of property payments on the Idaho-Maryland property for 2010-13.  The Company has been successful in reducing its operating costs by over $600,000 per year.

During fiscal 2010 the Company earned $261 in interest income on excess cash balances compared to $1,537 in fiscal 2009.  For most of fiscal 2010, the Company has had no excess cash to invest in short-term investments resulting in the decrease.  In fiscal 2010, the Company sold equipment with a book value of $nil for $48,788.

During the period, the Company settled $152,034 in debt by the issuance of 608,135 common shares at a deemed value of $0.25 per common share.  This resulted in a gain of $77,197, due to the difference in fair value of the common shares at the time of issuance of $0.12 and the deemed value of $0.25.

In addition, the 394,843 preference shares were converted to common shares on a one for one ratio.  Also, the Company issued 2,813,575 common shares at a value of $517,151 to convert all accrued dividends to common shares.  2,813,575 warrants with an exercise price of $0.35, exercisable for five years, formed part of the debt settlement, and were valued at $479,587, using a Black-Scholes method, at a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56%.  This has been recorded as a cost of the settlement of the conversion of the preference shares, and the resulting gain on the settlement of the convertible preference shares and accrued dividends was $155,869.

Amortization expenses relating to general and administrative activities decreased from $30,813 in fiscal 2009 to $14,214 in fiscal 2010.

Accretion expenses decreased from $6,250 in fiscal 2009 to $4,471 in fiscal 2010.  The debt portion of the convertible preference shares was accreted over ten years from inception.  There will be no further accretion due to the conversion of the preference shares to common shares and the conversion of the convertible portion to common shares and warrants in the debt settlement.

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one-third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  Recovery of $77,045 was recorded against this provision in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a recovery in the statement of operations

The Company has stopped all further development of the Ceramext® Process using hot vacuum extrusion.  In May 2009, the Ceramext agreement was terminated, and the advance technology royalties were not paid.  In total, costs incurred in fiscal 2009 of $92,340, compare to $Nil in fiscal 2010.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

Foreign exchange changed from a loss of $185,807 in fiscal 2009 to a loss of $46,475 in fiscal 2010.  Fluctuations in currency are affecting operations to a greater degree in fiscal 2010 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss in prior years related to the convertible preference shares and related accrued dividends which were denominated in Canadian dollars.

Finance expense decreased from $57,995 in fiscal 2009 to $32,413 in fiscal 2010.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and varied as exchange rates fluctuated.  A debt settlement of common shares has settled all unpaid accrued interest, and the preference shares have also been converted to common shares.  No interest will be accrued or paid in future periods.  Interest was also being accrued on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.  The promissory notes and all accrued interest have been repaid to the directors, officers and investors from the proceeds of the private placement financing.

Legal, accounting and audit fees decreased from $197,977 in fiscal 2009 to $99,012 in fiscal 2010, due to higher legal fees related to various proposed financings and general corporate issues.  Legal fees incurred in the period related to financing costs are recorded as share issue costs.

Management and consulting fees decreased from $111,109 in fiscal 2009 to $68,763 in fiscal 2010.  Consulting fees paid or accrued and payable to two private companies, each controlled by an officer and director of the Company, have decreased due to changes in officers (consolidation of the CEO and COO position) and renegotiation of lower fees with the officers.  The Company has discontinued payment of quarterly directors’ fees to independent directors until it is in a better financial position.

Office and administration expenses decreased from $237,233 in fiscal 2009 compared to $168,903 in fiscal 2010.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.

Salaries and benefits remained at approximately the same level, $172,009 in fiscal 2009 compared to $178,913 in fiscal 2010, a nominal increase.

Shareholder communications costs decreased from $120,078 in fiscal 2009 to $82,272 in fiscal 2010.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.  The fiscal 2009 expense includes Cdn$45,000 in consulting fees for services provided by King James Capital Corporation for investor relations services.  No fees were incurred in fiscal 2010.

Stock-based compensation of $963 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period.  In fiscal 2010, stock-based compensation of $405,740 was recorded.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 2.2%, an expected life of 3.8 years, and an estimated volatility of 112.3%.  The fair value per option grant was Cdn$0.18 for each of the stock options granted at a price of Cdn$0.25, with an expiry date of March 17, 2015.

Travel expense remained approximately at the same level, decreasing from $1,315 in fiscal 2009 to $1,179 in fiscal 2010.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

Exploration costs incurred by property are as follows:

	Years ended December 31,			Cumulative
	2010	2009	2008	Total, to December 31, 2010
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ --	$ 100,140
Community relations	--	--	80,561	80,561
Drilling	--	--	--	1,039,920
Geological and geochemical	316,223	492,625	620,214	4,388,163
Land lease and taxes	177,695	151,818	313,428	1,506,152
Consulting	--	--	--	209,713
Mine planning	71,646	450,378	1,200,325	4,442,838
Site activities	--	92,807	241,170	1,672,390
Stock-based compensation	105,093	--	59,115	586,777
Transportation	--	--	6,192	128,250
Incurred during the year	670,657	1,187,628	2,521,005	14,154,904
Buckskin Rawhide Property, Nevada
Exploration costs
Geological and geochemical	1,275	--	--	1,275
Site activities	3,910	--	--	3,910
Incurred during the year	5,185	--	--	5,185
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	900	11,803
Geological and geochemical	1,076	190	22,721	123,388
Drilling	--	--	--	64,050
Site activities	256	52	113	22,044
Stock-based compensation	--	--	--	16,055
Trenching	--	--	--	4,666
Transportation	--	--	--	12,354
Assistance and recoveries	(2,529)	(4,793)	--	(7,332)
Incurred during the year	(1,197)	(4,551)	23,734	247,028
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	--	11,180	96,157
Drilling	--	--	--	530,056
Geological and geochemical	431	231	29,951	221,148
Site activities	35	492	135	21,510
Stock-based compensation	--	--	--	16,055
Trenching	--	--	--	19,318
Transportation	--	--	--	45,838
Assistance and recoveries	(4,620)	(8,334)	--	(29,692)
Incurred during the year	(4,154)	(7,611)	41,266	920,390
Jazz Property, British Columbia
Exploration costs incurred	--	54	620	85,833
Total Exploration Costs	$ 670,491	$ 1,175,520	$ 2,586,625	$ 15,413,350

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

Direct exploration expenditures on the I-M Project decreased from $1,187,628 in fiscal 2009 to $670,657 in fiscal 2010.  The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and reviewed.  Meetings were held with various state agencies to review their comments on the Draft EIR.  The Company has elected to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed to allow public comment on the revisions.  The Final EIR is anticipated by the Company during late 2011 or early 2012 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

1.4

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Golden Bear Costs	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, and Other	General and administrative expenses (Note 1)	(Earnings) loss per quarter	Quarterly (earnings) loss per share
2010
First Quarter	--	176,825	1,331	466	371,877	466,195	0.03
Second Quarter	--	144,098	1	--	102,256	107,607	0.00
Third Quarter	--	100,461	(2,529)	(4,620)	220,073	135,322	0.01
Fourth Quarter	--	249,273	--	5,185	254,268	371,082	0.01
2009
First Quarter	49,064	387,384	39	455	214,594	650,973	0.04
Second Quarter	(38,876)	245,553	--	--	291,240	493,202	0.03
Third Quarter	(996)	283,616	24	--	311,116	565,351	0.03
Fourth Quarter	84,148	271,075	(4,614)	(8,012)	303,599	676,470	0.04

Note 1:  General and administrative expenses do not include interest revenue, the write-down of mineral property interests, bad debts recovery, gain on settlement of debt and the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the I-M Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.5

Fourth Quarter (Unaudited)

Operating results for the three-month period ended December 31, 2010 (“Q4 2010”), compared to the three-month period ended December 31, 2009 (“Q4 2009”)

	Three months ended December 31,
	2010	2009
Expenses
Amortization	$ (71)	$ 5,596
Accretion of debt portion of preference shares	--	1,983
Bad debt expense (recovery)	(169,245)	(44,666)
Golden Bear costs	--	84,148
Exploration expenses	254,458	258,449
Foreign exchange loss (gain)	(3,984)	30,068
Finance expense	618	14,870
Legal, accounting and audit	13,441	130,430
Management and consulting fees	10,493	29,643
Office and administration	39,945	42,729
Recovery on sale of equipment	(5,588)	--
Salaries and benefits	28,451	26,827
Shareholder communications	15,298	21,453
Stock-based compensation	197,686	--
Travel	1,179	1,315
Loss for the period before the following	382,681	601,530
Gain on settlement of debt	(11,599)
Interest income	--	(229)
Write-down of mineral property interests	--	75,169
Loss for the period	$ 371,082	$ 676,470

Loss per share – basic and diluted	$0.00	$0.04
Weighted average number of common shares outstanding	35,443,169	16,987,644

Emgold’s loss in Q4 2009 was $382,681, or a loss per share of $0.00 compared to a loss of $676,470, or a loss per share of $0.04 in Q4 2009.

General and administrative expenses:

Legal, accounting and audit fees decreased from $130,430 in Q4 2009 to $13,441 in Q4 2010.  Q4 2009 legal costs were higher due to work related to the share consolidation that was effective December 21, 2009.

Office and administration expenses decreased slightly from $42,729 in Q4 2009 to $39,945 in Q4 2010.  These included rent, telephone, courier and other direct costs with the decrease primarily due to lower activity.

Management and consulting fees decreased from $29,643 in Q4 2009 to $10,493 in Q4 2010. The Company entered into consulting fee agreements during Q4 2007 resulting in payments of Cdn$14,000 per month in total to private companies controlled by two of the directors of the Company.  These payments were decreased to Cdn$10,500 per month in 2009.  During 2010 one of the consulting fee agreements was reduced to Cdn$5,250 for 4 months and then eliminated, the other was reduced to Cdn$5,250 for 4 months and then reduced to Cdn$3,500 for the remainder of the year.

The Company incurred a foreign exchange loss of $30,068 in Q4 2009 compared to a foreign exchange loss of $3,984 in Q4 2010.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The U.S. and Canadian dollar have had significant volatility in fiscal 2010, resulting in significant changes in foreign currency exchange during the period.  Currently, the Company has no excess funds, and the change in foreign exchange relates primarily to payables denominated in Canadian dollars, which include preference shares and accrued dividends on the preference shares.

Salaries and benefits increased slightly from $26,827 in Q4 2009 to $28,451 in Q4 2009.

Shareholder communications costs decreased from $21,454 in Q4 2009 to $15,298 in Q4 2010.  The Company does not currently have any in house employees or consulting providing shareholder communications or investor relations services to the Company.

Bad debt expense recovery increased from $44,666 in Q4 2009 to a recovery of $169,245 in Q4 2009.  The change in the provision relates to the balance receivable from Quorum which had been considered to be impaired due to the uncertainty of recovering the entire balance as other companies sharing services from Quorum with Emgold at the end of fiscal 2008.  During Q4 2010, the Company determined that the full amount of the Quorum provision remaining of 124,605 was recoverable, and this amount was recorded as a credit in the statement of operations

Travel expense decreased from $1,315 in Q4 2009 to $1,179 in Q4 2010.

Exploration expenses:

Exploration expenses remained relatively unchanged from $258,449 in Q4 2009 to $254,458 in Q4 2010.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At December 31, 2010, the Company had a working capital surplus of $527,753, defined as current assets less current liabilities, compared with a working capital deficiency of $1,880,208 at December 31, 2009.  The Company’s consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.

Operations for the year ended December 31, 2010, were funded primarily from non-brokered private placements raising gross proceeds of approximately $3,000,000.

The Company also completed a debt settlement with two creditors by the issuance of 608,135 common shares at a deemed value of $0.25 per share to settle outstanding debt of $152,034, resulting in a gain on settlement of debt of $77,197.  In addition, the 394,843 preference shares were converted to common shares on a one for one ratio and the Company issued 2,813,575 common shares at a value of $517,151 to convert all accrued dividends to common shares.  In addition, 2,813,575 warrants with an exercise price of $0.35, exercisable for five years, formed part of the debt settlement, and were valued at $479,587, using a Black-Scholes method, at a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56%.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

 This has been recorded as a cost of the settlement of the conversion of the preference shares, and the resulting gain on the settlement of the convertible preference shares and accrued dividends was $155,869.  The debt settlement relating to the convertible preference shares and accrued dividends and the conversion of the preference shares in September 2010 has converted approximately $1.2 million of the Company’s liabilities to equity.

The deferral with the BET Group whereby they agreed to defer 50 percent of the quarterly lease payment for 2010, or $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013.  The deferred amount of $120,000 will be subject to interest calculated at 5.25% compounded annually.  The deferral has removed $120,000 from the current liabilities of the Company.

The Company’s ability to continue as a going concern will continue to be contingent on its ability to obtain additional financing.  The challenging environment for raising equity and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints as well as a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study to make modifications to the Project Description in the Draft EIR and to revise the Permit Application prior to moving forward with the Final EIR.

Investing Activities

As at December 31, 2010, Emgold has capitalized $1,087,420 (December 31, 2009 - $1,067,707) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property” in the year ended December 31, 2009.  Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed price of Cdn$0.55 per share on the date of filing.

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.  In December 2010, the Company issued a further 49,424 shares representing it’s Year 1 option payment pursuant to the agreement.

During the year ended December 31, 2010, the Company entered into an Agreement with Valterra on the option and sale of the Rozan property in British Columbia.  Pursuant to the Agreement, the Company received 50,000 common shares and 50,000 warrants of Valterra as the initial payment on the option agreement.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.7

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company has sufficient working capital to carry on planned operations, but will have to continue to raise equity capital for future operation.  If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations/

Share Capital

At April 29, 2011, the Company had 38,552,444 common shares issued and outstanding.

Options and Warrants

During the year ended December 31, 2010, the Company granted a total of 2,059,998 incentive stock options to directors, officers, employees and consultants of the Company.  559,998 are exercisable over a five-year period expiring March 17, 2015, and a further 1,500,000, expiring December 8, 2015, are all exercisable at a price of Cdn$0.25, in accordance with the Company's 10% rolling stock option.

In addition, a total of 648,300 incentive stock options granted to directors, officers, employees and consultants of the Company with exercise prices ranging from Cdn $1.00 to Cdn $10.00 were repriced to $0.175 per share.  The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2009	394,843	$ 90,902
Conversion of preference shares to common shares	(394,843)	(72,574)
Contributed surplus	--	(18,328)
Equity portion of Class A Convertible Preference Shares, December 31, 2010	--	$ --
Debt portion of Class A Preference Shares	December 31, 2010	December 31, 2009
Balance, beginning of year	$ 727,674	$ 621,232
Accretion	4,471	6,250
Realized foreign exchange loss	12,185	--
Unrealized foreign exchange loss	--	100,192
Allocated gain on conversion	(100,657)	--
Transferred to equity	(643,673)	--

Balance, end of year	$ --	$ 727,674

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The 394,843 Class A Convertible Preference Shares were issued in fiscal 2003 in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.  In conjunction with the share consolidation, the Company also amended the conversion ratio of the Class A Convertible Preference Shares.  The Class A Convertible Preference Shares were voting, with no fixed term and ranked in priority to the Company’s common shares and were entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares were redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.  The Class A Convertible Preference Shares were convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also had attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company had on hand at the time, gold having an aggregate value of not less than the redemption amount.  This was at the Company’s option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The preference shares were converted to common shares at September 9, 2010, at a ratio of one preference to one common.  During the year ended December 31, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company.  Each unit was comprised of one common share and one purchase warrant.  Each share purchase warrant was exercisable at a price of $0.35, with an expiry date of September 9, 2015.  The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totalled $589,725.  The warrants were valued at $479,587 using a Black-Scholes method and the following assumptions:  a volatility of 170.6%, an expected life of five years, no dividend and a discount of 2.56. The total gain arising was $174,197 of which $155,869 and $18,328 have been recorded in the statement of operations and equity, respectively.  The common shares market value was less than the $90,902 preference share value and the difference of $18,328 was recorded in contributed surplus.

Financing Activities

Further financing will continue to be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.

In April, 2010 the Company completed a non-brokered private placement raising gross proceeds of $750,000.  A total of 3,000,000 units were issued at a price of $0.25 per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.  Finder's fees of $76,797 and 192,000 finder’s warrants (“Finder’s Warrants”) were awarded in relation to the first tranche of the financing.  The Finder’s Warrants have the same terms as the Warrants included in the Units sold to purchasers except for an exercise price of $0.25.  The Finders Warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.78%, volatility factors of 89% and an expected life of 2 years.  The total value ascribed to the Finders Warrants and share purchase warrants was $198,869.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

On September 24, 2010, the Company completed a first tranche of a private placement, which was comprised of 5,203,856 units at a price of $0.14, comprised of one common share and one warrant, exercisable for $0.35 for a period of 24 months.  Finder's fees of $15,680 and 112,000 finder’s warrants (“Finder’s Warrants”) were awarded in relation to the first tranche of the financing.  The Finder’s Warrants have the same terms as the Warrants included in the Units sold to purchasers.  The Finders Warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 94% and an expected life of 2 years.  The total value ascribed to the Finders Warrants and share purchase warrants was $149,353.

On October 14, 2010, the Company closed the second and final tranche of the non-brokered private placement, of 7,296,142 units. Finder's fees of $75,673 and 540,491 finder's warrants were awarded in relation to the second tranche of the financing.  Each finder's warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  In total, 12,499,998 units were issued at the price of $0.14 per Unit to raise gross proceeds of approximately $1,750,000. The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder's warrants were subject to a minimum hold period of four months.  The Finders Warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 92% and an expected life of 2 years.  The total value ascribed to the Finders Warrants and share purchase warrants was $319,133.

On December 22, 2010 the Company completed a non-brokered private placement financing of 2,272,727 flow-through units (the “Units”) at a price of Cdn $0.22 per unit for gross proceeds of Cdn$500,000. Each Unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant (each whole warrant, a “Warrant”), totalling 1,136,363 Warrants.  Each Warrant is exercisable for a period of two years from the date of issue at a price of Cdn$0.30 per share.  The proceeds will be used for exploration projects in British Columbia.  Finder's fees of Cdn$35,000 and 159,090 finder's warrants were awarded in relation to the financing.  Each finder's warrant entitles its holder to purchase, for a period of 2 years, one additional common share of the Company at a price of US$0.30.  The Finders Warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.38%, volatility factors of 99% and an expected life of 2 years.  The total value ascribed to the Finders Warrants and share purchase warrants was $103,022.

A finder’s fee of Cdn$35,000 was paid in association with this financing.  In addition, the Company has issued 159,090 warrants to the finder (the “Finder’s Warrants”), which will entitle the finder to acquire the number of common shares of the Company at a price of Cdn$0.23 per share at any time, subject to a hold period, and from time to time, on or before December 21, 2012

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  The Company currently has no value for Golden Bear as Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility during 2008 and all costs were written off in fiscal 2008. Going Concern

At December 31, 2010, and subsequent to that date, the Company has had a working capital surplus.

Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the I-M Project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at December 31, 2010, as the Company has no source of revenue.  The Company incurred a loss of $1,080,206 for the year ended December 31, 2010 and had a working capital surplus of $527,753 (December 31, 2009 working capital deficiency - $1,880,208) and an accumulated deficit of $47,238,809 at December 31, 2010 ($46,158,603 – December 31, 2009).  Operations for the year months ended December 31, 2010, have been funded primarily from working capital from private placements.

During the year ended December 31, 2010, the Company completed a debt settlement with two creditors by issuing 608,135 common shares at a deemed value of $0.25 to settle outstanding debt of $152,034.

During the year ended December 31, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares into common shares of the Company and to accept, subject to receipt of all necessary regulatory approvals, 2,813,575 units of the Company in satisfaction of accrued and unpaid dividends totalling approximately Cdn$422,036.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The fair value of the common shares issued on the settlement date was $517,151, resulting in a gain on the debt settlement of the unpaid dividends and the conversion of the debt of $155,869.  In addition, as part of the debt settlement, 2,813,575 warrants were issued at a price of $0.35, with an expiry date of September 9, 2015, valued at the time of issue at $479,587.  This has been recorded as a cost of the settlement of the conversion of the preference shares.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  The Company has also taken significant steps to reduce its overhead and operating costs on a corporate and project basis, and this has reduced ongoing financing requirements from previous years.

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2011 and Ongoing

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the CEQA process and is requiring a substantial amount of the Company's financial and management resources.

At December 31, 2010, it is estimated that it may require, on average, approximately $100,000 - $150,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive Community Outreach Program to inform local residents and decision makers about the I-M Project and its benefits to the region, as well as to listen to and address their concerns.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company believes the Buckskin Rawhide Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization.  A high grade zone has been identified for core drilling and additional prospects on the property are being investigated.

The Company believes the Stewart Property is a highly prospective poly-metallic exploration property with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.9

Related party transactions and balances

	December 31, 2010	December 31, 2009
Balance receivable from
Quorum Management (a)	$ 124,605	$ --
Directors and officers	42,152	--
Total balance receivable from	$ 166,757	$ --
Balances payable to:
Directors and officers	$ 289,965	$ 757,022

(a)

In the year ended December 31, 2010, $136,396 (2009 - $141,356; 2008 - $374,520) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the statement of operations.

(b)

Consulting fees of $47,988 (2009 –$52,964; 2008 – $72,128) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c)

Consulting fees of $20,775 (2009 –$52,953; 2008 – $79,175) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d)

Directors’ fees totaling $Nil (2009 – $52,424; 2008 – $74,282) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

1.10

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.11

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the interim consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.12

Critical accounting policies and changes in accounting policies

(a)

Recent accounting pronouncements

(i)

Consolidated financial statements and non-controlling interests

In December 2008 the CICA issued Handbook Section 1582, “Business Combinations,” replacing Section 1581, “Business Combinations.” This standard was amended to more closely align it with International Financial Reporting Standards (“IFRS”) in anticipation of the move from Canadian GAAP to IFRS.  The revised standard requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure while accounting for a business combination.  Companies adopting Section 1582 will also be required to adopt the new Sections 1601, “Consolidated Financial Statements,” and 1602, “Non-Controlling Interests” which together replace Section 1600.  The changes resulting from adopting Section 1582 are to be applied prospectively.  These standards will be effective January 1, 2011 however early adoption is permitted. The Company has chosen to adopt this accounting standard effective January 1, 2010.  Adoption of this new standard has had no material impact on the Company’s financial statements.

Section 1601 – Consolidated Financial Statements, and

Section 1602 – Non-controlling Interests

In December 2008, the CICA issued Handbook Sections 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests,” together replacing Section 1600 “Consolidated Financial Statements.” These new standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity on the balance sheet.  In addition, the income statement of the controlling parent will include 100% of the subsidiary’s results and will present the allocation between controlling and non-controlling interest.  The changes for adopting Sections 1601 and 1602 are to be applied retrospectively.  These standards will be effective January 1, 2011 however early adoption is permitted.  The Company has chosen to adopt this accounting standard effective January 1, 2010. Adoption of this new standard has had no material impact on the Company’s financial statements.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

 (ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2010, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.

The Company’s IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as income and expenses denominated in currencies in other than United States dollars, compensation metrics, and personnel and training requirements.  Management expects minimal impact on information systems and compensation metrics will arise from converting to IFRS.

The IFRS conversion plan includes a high level impact assessment of IFRS effective in 2010, as relevant to the Company.  This initial assessment identifies those standards of high or medium priority to the Company, based on a number of factors pertinent to the Company.  The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment.  The Company will assess any such change as a component of its detailed impact assessment and update its IFRS conversion plan as appropriate.

The Company will review in detail any areas that they have determined may have a high or medium level of impact on the Company’s consolidated financial statements.  This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS, along with quantification of impact on key line items and disclosures.  The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as budgeting.  The Company will be hiring consultants to assist in the detailed analysis of any changes in the Company’s current accounting policies in preparation for the first interim period of fiscal 2011.

The Company currently operates in Canada and the United States.  Training of Company personnel, where required, has started and will continue through 2011.  This training is being conducted via attendance at seminars specifically designed for Canadian companies going through the transition to IFRS as well as the services of independent consultants.  The Audit Committee members will continue to receive quarterly IFRS presentations and project status updates from management.

Areas of potential differences between Canadian GAAP and IFRS that have been identified to date include the following:

Property, plant and equipment

The Company’s property, plant and equipment are recorded at cost under Canadian GAAP.

IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives.  Significant components will be depreciated based on their individual useful lives.  The Company has no significant assets requiring this approach.

Exploration for and the evaluation of mineral resources

Costs incurred in the exploration and evaluation of its mineral property interests are expensed until the Company reaches the development stage at which point the Company will commence capitalization of development costs.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

IFRS does not give directive guidance on the treatment of exploration costs.  IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company’s current accounting policy is likely to be maintained through transition with no differences anticipated.

Impairment of long-lived assets

In evaluating the Company’s long-lived assets which include its mineral property interests for recoverability, undiscounted future cash flows are used to perform the test.  Recoverability is evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount.  Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated discounted future net cash flows are less than the carrying value.

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

IFRS requires reversal of impairment losses where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.

Impairment testing should be performed at the asset level for long-lived assets and intangible assets. Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit.

Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

Once the areas that will require detailed review are identified, the Company will make any required changes for conversion to IFRS into the underlying financial close and reporting process and business processes of the Company.  This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.  The Company has issued Canadian flow-through shares in the past and the effect of the issuance of these shares has yet to be quantified.  The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, including comparative figures for the year ended December 31, 2010.  The Company has continued with its high-level diagnostic and once it is complete, the Company will be able to describe or quantify the effects on its consolidated financial statements.

Areas that have been identified include stock-based compensation and accounting for flow-through shares are two areas that have been identified which will have an impact on the consolidated financial statements.  Final determination of any financial statement impact has not been finalized at this time.  There is expected to be minimal changes to the accounting procedures used by the Company.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.13

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial instruments measured at December 31, 2010, constitute Level 2 measurements for its cash within the fair value hierarchy.

The Company recognized no interest income during the year ended December 31, 2010.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31, 2010	December 31, 2009
Accounts and other receivables -
Currently due	$ 13,236	$ 6,852
Past due by 90 days or less, not impaired	--	--
Past due by greater than 90 days, not impaired	--	--
	13,236	6,852
Cash	917,495	3,955
	$ 930,731	$ 10,807

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  During the year ended December 31, 2010, the Company recorded a provision recovery of $305,432 (2009 - $77,045), in conjunction with previously impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 11, in normal circumstances.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

During the year ended December 31, 2010, the Company was able to raise net proceeds of $2,777,200 in private placements.  In addition, the Company has negotiated debt settlements with two suppliers to remove $152,034 in current liabilities from the balance sheet resulting in a gain on settlement of $77,197.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2010, are summarized as follows:

	December 31, 2010	December 31, 2009
Accounts payable and accrued liabilities with contractual maturities - Within 90 days or less	$ 290,114	$ 1,150,899
In later than 90 days, not later than one year	7,585	4,482
Due to related parties with contractual maturities
Within 90 days or less	289,965	757,022
In later than 90 days, not later than one year	--	--

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

	December 31, 2010	December 31, 2009
Canadian dollars
Cash	475,564	1,089
Accounts payable and accrued liabilities	(179,555)	(580,691)
Face value of convertible preference shares	--	(764,785)

Based on the above net exposures at December 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $29,621 in the Company’s loss from operations.

1.14

Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

1.14.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.

1.14.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.3 in this Annual Report.

(b)

expensed research costs

See Item 1.3 in this Annual Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of April 29, 2011, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 29, 2011

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

(b)

Issued and Outstanding Capital

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 394,843 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.

36,230,293 common shares are issued and outstanding.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding and Exercisable	Expiry Date
$0.175	26,500	October 12, 2011
$0.175	170,500	November 19, 2013
$0.175	85,500	July 12, 2014
$0.175	39,000	November 24, 2011
$0.175	635,000	December 27, 2012
$0.175	97,500	May 18, 2013
$0.25	559,998	March 17, 2015
$0.25	1,500,000	December 8, 2015
	3,113,998

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.60	March 15, 2011
10,000	$1.60	April 9, 2011
350,000	$1.00/$1.50	November 4, 2010/2011
1,600,000	$0.35	April 6, 2012
80,000	$0.25	April 6, 2012,
1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012
5,315,856	$0.35	September 30, 2012
2,813,575	$0.35	September 9, 2015
7,836,633	$0.35	October 14, 2012
1,136,363	Cdn$0.30	December 21, 2012
159,090	Cdn$0.22	December 21, 2012
21,315,017

Emgold Mining Corporation

Annual and Quarterly Report

Three Months and Year Ended

December 31, 2010

(expressed in United States dollars, unless otherwise stated)

1.15

Other Information

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner. During the year ended December 31, 2010, a senior member of the Company's accounting team left the Company's employment. Management consider that this deparature constituted a signficant change in disclosure controls and internal controls over financial reporting during 2010 that  materially affected the Company’s disclosure controls and its internal controls over financial reporting during the year ended and as at December 31, 2010.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  Based on that assessment, management concluded that, as at December 31, 2010, the Company’s internal control over financial reporting was not effective due to the existence of two material weaknesses in the financial close process.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties arising as a result of the departure of a senior financial resource, and a second related material weakness was identified in the process for the calculation and review of complex accounting transactions. The Company intends to remediate these weakness in conjunction with the appointment of a new Chief Financial Officer, who is expected to transition into the role in May 2011. Co-terminous with this appointment, the Company will seek to ensure that adequate segregation of duties is maintained and that additional control procedures surrounding complex accounting transactions are put in place.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Interim MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.